[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]
BY EDGAR AND FAX (202) 772-9205                               September 28, 2006
Re: Shutterfly, Inc. (the “Registrant”) initial public offering of common stock
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549
Attn: Derek B. Swanson, Esq.
          Division of Corporation Finance
Dear Mr. Swanson:
     Further to our conversations, in connection with the offering (the “Offering”) of the Registrant’s common stock registered under its Registration Statement on Form S-1 (File No. 333-135426), I am writing to confirm that we have received assurances from representatives of each of J.P. Morgan Securities Inc., Piper Jaffray & Co. and Jefferies & Company, Inc. (the “Underwriters”) that no one in their respective organizations has been authorized to, or has provided information regarding the Offering to, TheFlyOnTheWall.com. They have also confirmed for us that no other member of the syndicate has been provided with access to this information.

Sincerely,
/s/ Kevin P. Kennedy Kevin P. Kennedy SIMPSON THACHER & BARTLETT LLP